Exhibit 99.1

Vermilion Energy Announces Acquisition In Germany

CALGARY, Nov. 6, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX: VET) (NYSE: VET) is pleased to announce that it has entered into a definitive purchase and sale agreement with GDF SUEZ E&P Deutschland GmbH ("GDF SUEZ") whereby Vermilion, through its wholly-owned subsidiary, will acquire GDF SUEZ's 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany (the "Acquisition").  GDF SUEZ is an affiliate of GDF SUEZ S.A., a publicly traded, French multinational utility.  The Acquisition, which remains subject to customary conditions and receipt of all necessary GDF partner approvals, has an effective date of January 1, 2013 with closing targeted for December 31, 2013.  Our estimate of our cash cost at closing of the Acquisition is approximately $170 million, subject to final closing adjustments and changes in foreign exchange rates.  The Acquisition will be funded with existing credit facilities.

Asset Summary

The Acquisition entails the purchase of GDF SUEZ's 25% contractual participation interest in a four-partner consortium formed in 1956 between ExxonMobil Corporation ("ExxonMobil"), Wintershall Holding GmbH ("Wintershall"), BEB Erdgas und Erdöl GmbH ("BEB", a joint venture between ExxonMobil and Deutsche Shell AG.), and GDF SUEZ (the "E&P Consortium Interest").  ExxonMobil is the operator of the assets held by the consortium.  The purchase of GDF SUEZ's non-working E&P Consortium Interest will enable Vermilion to participate in the exploration, development and production of the assets.

In addition to the E&P Consortium Interest, Vermilion will also receive a 0.4% equity interest in Ergas Munster GmbH ("EGM"), a joint venture created in 1959 to jointly transport, process, and market gas in northwest Germany (the "Transportation Interest").  EGM partners include ExxonMobil, Wintershall, BEB, RWE Dea AG., and GDF SUEZ.  The Transportation Interest will allow for our proportionate share of produced volumes to be processed, blended, and transported to designated gas consumers through the EGM network of approximately 2,000 kilometres of pipeline.  Realized pricing for production from the assets is expected to be derived from the Netherlands based Title Transfer Facility Index price, less certain gas quality adjustments and marketing fees.

The assets subject to the E&P Consortium Interest include four gas producing fields which span eleven production licenses.  The assets are expected to produce at an average rate of approximately 18 million cubic feet per day ("mmcf/d") net in 2013 and have estimated proved plus probable reserves of 10.1 million boe(1) net as of year-end 2013, as evaluated by GLJ Petroleum Consultants Ltd.  The active wells produce from the Permian Zechstein Stassfurt carbonate and the Triassic Middle Bunter sandstone.  The acquired assets have a relatively low effective decline rate estimated at approximately 16% annually and a reserve life index of approximately 9.2 years. In addition to the production licenses, the surrounding exploration license is also included in the E&P Consortium Interest.  The exploration and production licenses comprise 204,000 gross acres, of which 85% is in the exploration license.

Acquisition Metrics

Based on estimated 2013 average daily production of 18 mmcf/d and a cash cost of $170 million, the acquisition metrics reflect a flowing production metric of approximately $57,000/boe per day and approximately $18.70/boe of estimated year-end 2013 proved plus probable reserves, including future development capital.  Based on expected after-tax cash flow of approximately $27 million, net to Vermilion, for 2014 (using current natural gas prices), the cost of the Acquisition is approximately 6.3 times estimated 2014 after-tax cash flow.  Upon closing of the Acquisition, we will continue to maintain considerable financial flexibility, with approximately $250 million of available borrowing capacity under our credit facility and a net debt-to-fund flows from operations ratio of approximately 1.3 times, after giving effect to the Acquisition.

Rationale

The Acquisition represents our entry into the German exploration and production ("E&P") business, a producing region with a long history of oil and gas development activity, low political risk and strong marketing fundamentals.  Germany's E&P industry currently produces an estimated 165 thousand barrels per day of oil and liquids(2) and 1.1 billion cubic feet per day of dry natural gas(2) and is characterized by a limited number of well-financed intermediate-sized producers.  The Acquisition represents a key entry into this sizable market, in the form of free cash flow(3) generating, low-decline assets with near-term development inventory in addition to longer-term low-permeability gas prospectivity.

The Acquisition is well aligned with our European focus, and will increase our exposure to the strong fundamentals and pricing of the European natural gas market.  The producing assets are located 300 kilometres to the east of our Netherlands assets and share similar subsurface characteristics.  We believe that our experience with conventional and unconventional oil and gas development, coupled with new access to proprietary technical data, positions us for future development and expansion opportunities in both Germany and the greater European region.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and growing dividends.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)	Estimated proved plus probable reserves attributable to the Assets as evaluated by GLJ in a report dated November 5, 2013, with an effective date of December 31, 2013, using the GLJ (2013-10) price forecast.

(2)	U.S. Energy Information Administration website (www.eia.gov); quoted 2012 total oil supply and 2012 dry natural gas production.

(3)	Fund flows from operations, net debt, free cash flow and netbacks are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt. "Free cash flow" represents fund flows from operations in excess of capital expenditures. Management considers free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. For relevant operating netback related disclosures please refer to the reconciliation in management's discussion and analysis contained in Vermilion's Third Quarter 2013 Financial Report for the nine months ended September 30, 2013 available on SEDAR or at the company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Acquisition, estimated cash cost at closing, sources of funds and anticipated acquisition metrics;
•	the timing of GDF partner approvals;
•	post-closing debt levels, remaining borrowing capacity, and net debt to funds flow ratio following closing of the Acquisition;
•	anticipated 2013 average production levels and anticipated pricing for production;
•	expected 2014 after-tax cash flow and cash cost at closing of acquisition;
•	effective decline rate and reserve life index of the assets; and
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary GDF partner approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory and GDF partner approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO; Anthony Marino, Executive VP & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations

TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:33e 06-NOV-13